Exhibit 21.1

Telecom Argentina STET-France Telecom S.A.

Subsidiaries

Name	Jurisdiction of Incorporation

Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Cable Insignia S.A. (1)(2)	Paraguay

Micro Sistemas S.A. (2)	Argentina

Telecom Argentina USA Inc.	Delaware, United States

Publicom S.A.	Argentina

(1)	Interest held indirectly through Telecom Personal S.A.
(2)	Not operative.

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